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Internap Corporation
Two Union Square
601 Union Street
Suite 1000
Seattle, Washington 98101

    July 25, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Internap Corporation; Commission File No. 333-57100 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Internap Corporation, a Washington corporation (the "Registrant"), and wholly owned subsidiary of Internap Network Services Corporation, a Washington corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of the Registrant's Registration Statement on Form S-4, together with all exhibits and amendments thereto, Commission File No. 333-57100 (collectively, the "Registration Statement").

The Registration Statement, originally filed with the Securities and Exchange Commission (the "Commission") on March 15, 2001, contemplated the registration of 150,250,000 shares of the Registrant's common stock. The common stock was being registered pursuant to a proposed holding company reorganization of the Company. Under the reorganization the Company was to become a wholly-owned subsidiary of the Registrant and each outstanding share of the Company's common stock was to be converted into the right to receive one share of the Registrant's common stock.

The Registrant has determined that the holding company reorganization should not be pursued at this time, and that the Registration Statement should be withdrawn. No securities have been sold under the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Christopher W. Wright or Matthew D. Latimer of Cooley Godward LLP, legal counsel to the Registrant in connection with the Registration Statement, at (425) 893-7700.

Sincerely,
Internap Corporation
/s/ PAUL E. MCBRIDE
Paul E. McBride Vice President Finance and Administration, Chief Financial Officer and Secretary
cc:	Maria Gabriela Bianchini, Securities and Exchange Commission
Eric West, Securities and Exchange Commission
Thomas Y. Youth, Esq., Internap Network Services Corporation
Marlow H. Green, Esq., Internap Network Services Corporation
Christopher W. Wright, Esq., Cooley Godward LLP

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Internap Corporation Two Union Square 601 Union Street Suite 1000 Seattle, Washington 98101